Exhibit 99.3

Unaudited Pro Forma Condensed Consolidated Financial Statement Information

Introductory Note

The following unaudited pro forma condensed consolidated balance sheet presents the financial position as of December 31, 2011 of WageWorks, Inc., (the Company), assuming that the acquisition of all of the operating assets of TransitCenter, Inc. (TCI), a not for profit entity based in New York that conducted a business we refer to as TransitChek (TC), had been completed as of December 31, 2011.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011 includes the results of operations of the Company and TC, as if the acquisition had been consummated on January 1, 2011, the first day of the Company’s fiscal year 2011.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the acquisition and factually supportable. The Company’s unaudited pro forma condensed consolidated financial information and explanatory notes present how the Company’s financial statements may have appeared had the businesses actually been combined as of the dates noted above. The unaudited pro forma condensed consolidated financial information shows the impact on the combined balance sheet and the combined statement of operations under the purchase method of accounting under Financial Accounting Standards Board ASC 805, Business Combinations, which are subject to change and interpretation, with the Company treated as the acquirer. Under the purchase method of accounting, the total purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess purchase price over the amounts assigned to tangible or intangible assets acquired and liabilities assumed is recognized as goodwill.

The following unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to reflect the results the consolidated company may achieve in future periods or the historical results that would have been obtained had the Company and TC been a consolidated company during the relevant period presented.

The unaudited pro forma condensed consolidated financial information is derived from and should be read in conjunction with the historical financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(In thousands, except per share amounts)

	WageWorks Historical December 31, 2011	TransitCenter Historical December 31, 2011	Pro Forma Adjustments	Pro Forma Footnotes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$154,621	$74,461	$(24,779)	(1)	$203,103
			(1,200)	(3)
Restricted cash, current portion	2,383	460	-		2,843
Accounts receivable, net	15,647	864	-		16,511
Inventory	-	6,514	(6,514)	(2)	-
Prepaid expenses and other current assets	7,178	1,302	(1,065)	(1)	7,415

Total current assets	179,829	83,601	(33,558)		229,872
Restricted cash, net of current portion	2,526	-	-		2,526
Property and equipment, net	19,014	2,546	-		21,560
Goodwill	46,233	-	23,254	(4)	69,487
Acquired intangible assets, net	12,555	-	11,200	(4)	23,755
Deferred tax asset	16,978	-	-		16,978
Other assets	1,561	-	-		1,561

Total assets	$278,696	$86,147	$896		$365,739

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$21,415	$3,639	$(908)	(1)	$24,146
Customer obligations	169,959	54,896	(6,514)	(2)	218,341
Short-term contingent payment	8,976	-	-		8,976
Short-term debt	14,901	-	35,000	(5)	49,901
Other current liabilities	394	130	-		524

Total current liabilities	215,645	58,665	27,578		301,888
Long-term obligation	-	-	800	(6)	800
Warrants	1,119	-	-		1,119
Long-term contingent payment, net of current portion	-	-	-		-
Other non-current liabilities	1,820	-	-		1,820

Total liabilities	218,584	58,665	28,378		305,627

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, Series C	36,570	-	-		36,570
Redeemable convertible preferred stock, Series D	17,771	-	-		17,771
Redeemable convertible preferred stock, Series E	27,828	-	-		27,828

Total redeemable convertible preferred stock	82,169	-	-		82,169

Stockholders’ deficit:
Convertible preferred stock	33,965	-	-		33,965
Common stock	2	-	-		2
Treasury stock	(433)	-	-		(433)
Additional paid-in capital	19,029	-	-		19,029
Accumulated deficit	(74,620)	27,482	(27,482)	(1)	(74,620)

Total stockholders’ equity (deficit)	(22,057)	27,482	(27,482)		(22,057)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$278,696	$86,147	$896		$365,739

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in thousands, except per share amounts)

	WageWorks Fiscal Year Ended December 31, 2011	TransitCenter Fiscal Year Ended December 31, 2011		Pro Forma Adjustments	Pro Forma Footnotes	Pro Forma Combined
Revenues:
Healthcare	$90,917	$-		$-		$90,917
Commuter	33,325	31,183	Note 4	-		64,508
Other	11,395	-		-		11,395

Total revenue	135,637	31,183		-		166,820
Operating expenses	122,077	19,017		1,723	(7)	142,350
				(467)	(1)

Income from operations	13,560	12,166	Note 4	(1,256)		24,470
Other income (expense)	(107)	-		(1,225)	(8)	(1,332)

Income before income taxes	13,453	12,166		(2,481)		23,138
Income tax benefit	19,868	-		(3,680)	(9)	16,188

Net income	33,321	12,166		(6,161)		39,326
Accretion of redemption premium expense	(6,209)	-		-		(6,209)

Net income attributable to common stockholders	$27,112	$12,166	Note 4	$(6,161)		$33,117

Diluted net income per share attributable to common stockholders	$1.43					$1.73

Shares used in diluted net income per share calculations	20,086					20,086

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

Notes to unaudited pro forma condensed consolidated financial statements

Note 1 – Basis of Pro Forma Presentation

On February 1, 2012, the Company acquired all of the operating assets of TCI for a total purchase price of $37.0 million, with $36.2 million payable in 2012. For the purposes of the pro forma presentation of the consolidated balance sheet, the Company has assumed the full payment of the $36.2 million was made as of December 31, 2011. This payment will be primarily financed through the Company’s revolving credit facility with Union Bank N.A. For purposes of the pro forma presentation of additional interest expense recorded related to the transaction, the Company has assumed an incremental draw down of this facility as of January 1, 2011 in an amount of $35.0 million with $1.2 million paid from cash balances.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that the Company believes are reasonable under the circumstances.

Certain financial statements classifications of TCI have been reclassified to conform to the Company’s presentation.

Note 2 – Purchase Price and Purchase Price Allocation

The purchase method of accounting is dependent on certain valuations that have yet to commence or progress to a stage where there is sufficient information for definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information. Differences between these preliminary estimates, including the estimates of the purchase consideration and allocation of the purchase price to operating assets, including intangible assets, and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and the combined company’s future results of operations and financial position.

The following table summarizes the preliminary allocation of the purchase price based on the fair value of the acquired assets (in millions):

Goodwill	$23.3
Property and equipment and net tangible assets	2.5
Intangibles (primarily customer relationships)	11.2

$37.0

Property and equipment. The valuation of the property and equipment acquired was based on the net book values of the assets as a proxy for fair value.

Goodwill and Intangibles. For the preliminary allocation of the purchase price to acquired intangibles, the Company used the average historical ratio of acquired intangibles to projected revenue for the last four portfolio purchases. Ultimately, the valuation of the identifiable acquired intangible assets will be based on management’s estimates, information and reasonable and supportable assumptions utilizing a discounted cash flow method based on the identifiable future revenues projected. The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets and liabilities of the TCI acquisition as of the effective date of the acquisition will be allocated to goodwill in accordance with ASC 805. The purchase price allocation to goodwill and acquired intangibles above is preliminary and will be subject to adjustment upon completion of the final valuation. These adjustments could be material.

Note 3 – Pro Forma Adjustments

(1) To record adjustments for assets not acquired, liabilities not assumed and expenses associated with non-acquired operations of TCI as part of the acquisition.

(2) To record a reclassification of TC inventory to be consistent with the Company’s presentation policy of netting inventory against customer obligations.

(3) To remove net cash paid by the Company at closing for the acquisition, that was not financed by its revolving credit facility.

(4) To record the acquisition of goodwill and acquired intangible assets based on estimated fair value. The purchase price allocation is subject to completion of the Company’s analysis of the fair value of the assets and liabilities of TC as of the effective date of the TC acquisition. For the preliminary allocation of the purchase price to acquired intangibles, the Company used the average historical ratio of acquired intangibles to projected revenue for the last four portfolio purchases. Accordingly, the purchase price allocation is preliminary and will be adjusted upon completion of the final valuation. These adjustments could be material.

(5) To reflect the financing related to the acquisition. Any borrowing outstanding under the revolving credit facility with Union Bank N.A. is due and payable on October 31, 2012. The due date will be automatically extended to October 31, 2013 if there are no obligations that compel the Company to repurchase or redeem capital stock or other equity interests, pay non-permitted dividends or other non-permitted capital distributions and if there has not been an event of default.

(6) To record obligation to TCI as part of future payments due.

(7) To record estimated amortization of the acquired intangible asset, using an estimated useful life of 8 years.

(8) To record interest expense on the additional financing necessary to complete the transaction at a current variable rate of 3.5% as if the draw had taken place on January 1, 2011. Under the terms of the Company’s line of credit, the variable rate is fixed for the first six months after each draw. Upon the expiration of the fixed term, a 1/8th percent change in the variable rate would change interest expense by approximately $44,000 for the period presented.

(9) To record income tax expense at an estimated combined Federal and State rate of 38%.

Note 4 – Expired Products Revenue

During 2011, TCI completed its analysis with respect to the recognition of revenue related to TransitChek cards (TC cards) that have expired, or are expected in the future to expire and not be redeemed, concluding that the unused pretax funds remaining on these cards would not be escheatable to the State of New York. TCI subsequently received confirmation from the issuing bank of the TC cards that the issuing bank agreed with its conclusion. As a result, TCI concluded that the uncertainty in recording revenue no longer exists. The estimate of the percentage of expired and unredeemed TC cards, in relation to TC card sales, is based on current information and trends. The TCI commuter revenue for 2011 includes revenue from expired and unredeemed vouchers and TC cards totaling $10.9 million, of which $2.7 million relates to vouchers and TC cards issued during 2011 and $8.2 million relates to TC cards issued prior to 2011. The $8.2 million of expired product revenue has no associated expenses. The Company does not expect that there will be any revenue relating to TC cards issued prior to 2011 in the future.